UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Advisory Board Appointment and Departure of Chief Legal Officer

On August 15, 2025, Kyle Guse was appointed to the Advisory Board of DDC Enterprise Limited (the “Company”). As of the same date, Mr. Guse ceased to serve as the Chief Legal Officer of the Company. The Company has not appointed a replacement for the Chief Legal Officer position at this time. The Company has set up an Outside General Council by a Committee arrangement with Loeb & Loeb LLP, with Lawrence Venick, Robert Caldwell and Anna Chau as the committee members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: August 21, 2025	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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